October 10, 2006

Aaron D. Wasserman, Esq.
Willkie Farr & Gallagher LLP
787 7th Avenue
New York, New York 10019

RE:	Gabelli Equity Trust, Inc.
      333-137298; 811-04700

Dear Mr. Wasserman:

	We have reviewed the registration statement on Form N-2 filed on behalf of the Gabelli Equity Trust, Inc. on September 13, 2006, for the purpose of registering shares of two new series of the Fund`s preferred stock, the Series F Cumulative Preferred Stock and the Series G Auction Rate Preferred Stock. Your letter that accompanied this filing stated that the description of the mechanics of the preferred stock offering is virtually identical to that of The Gabelli Dividend and Income Trust (File Nos. 333-126480 and 811-21423) which was declared effective on November 1, 2005. In addition, the description of the Fund is based upon the Fund`s rights offering filed on Form N-2 (File Nos. 333-127724 and 811-04700), the registration statement of which was declared effective on September
27, 2005. You also noted that an almost identical description of the
Fund was also recently reviewed on the Fund`s Form N-14, the registration statement of which was declared effective on August
18,
2005 (File Nos. 333-126111 and 811-04700).  You requested
selective
review of the registration statement and we have the following comments:

PROSPECTUS

Investment Objectives

1. On page 2, please state the minimum rating for preferred stock and convertible bonds in which the Fund may invest.

Common Stock Distribution

2. On page 4, it states that "the Fund has adopted a managed distribution policy, which may be changed at any time by the Board of
Directors, of paying a minimum annual distribution of 10% of the average net asset value of the Fund to common stockholders." Please add disclosure that the distribution or return of capital should not be confused with yield and include the risks involved with this type of distribution.

Use of Proceeds

3. On page 9, it states that "the Fund intends to use the net proceeds to redeem [all] shares of Series B Preferred of which there are 4,950,000 shares outstanding with a liquidation rate of $25 per share, which were redeemable beginning on June 20, 2006." Please state the time limit (i.e. how long it will take to redeem all shares of Series B Preferred).

Special Characteristics and Risks

4. On page 12 it states that the Fund may invest up to 10% of its total assets in fixed-income securities rated in the lower rating categories of recognized statistical rating agencies." Please state the minimum rating in which the Fund may invest.

Management and Fees

5. On page 13 it states that "the Investment Adviser has agreed to reduce the management fee...during the fiscal year if the total return of the net asset value of the common stock...does not exceed the stated dividend rate or corresponding swap rate of each particular series of preferred stock." Please clarify this disclosure so that it can be easily understood by investors. Also state whether the agreement to reduce the management fee is contractual or voluntary.

Advisory Agreement

6. On page 35 it states that "a discussion regarding the basis of the
Board of Directors` approval of the Advisory Agreement is available in the Fund`s semi-annual report to stockholders for the six months ended June 30, 2005." Should the date be June 30, 2006?

Taxation of Stockholders

7. On page 57, please include a discussion of the tax consequences to a shareholder of selling shares of the Series G Auction Rate Preferred Stock. In addition, please include a discussion of the tax consequences to a shareholder of a mandatory redemption of the Series
F Cumulative Preferred Stock or the Series G Auction Rate
Preferred
Stock.

Additional Information

8. On page 67 it states that "the Board of Directors of the Fund has approved, subject to shareholder and other regulatory approvals, the contribution of a portion of the Fund`s assets to a newly formed non-diversified, closed-end investment company, The Gabelli Global Healthcare & WellnessRx Trust (the "Healthcare & WellnessRx Trust").
All of the Healthcare & WellnessRx Trust`s common stock would then be distributed to the common stockholders of the Fund." Please explain how the transaction mentioned above will be structured. For example, will the Gabelli Equity Trust hold shares of the Gabelli Global Healthcare & WellnessRx Trust? If so, for how long (i.e. what is the time lag between the contribution of the Fund`s assets and the distribution of shares of the new fund to shareholders)? Please explain to us in detail how this arrangement complies with Section 12(d) of the 1940 Act.

Special Note Regarding Forward-Looking Statements

9. On page 69, this section attempts to limit liability for
forward-
looking statements. Please delete attempts to limit liability. Statements relating to investment companies are excluded from the safe harbor for forward-looking statements. (See Section 21E (b)
(2)
(B) of the Securities Exchange Act of 1934.)

GENERAL

10. We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.
11. If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities Act, please identify the omitted information to us supplementally, preferable before filing the Fund`s final pre-effective amendment.
12. Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 of the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

TANDY LETTER

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

   Notwithstanding our comments, please furnish a letter acknowledging that
* Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* The Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

   We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

			*		*		*		*
     If you have any questions about these comments, please call me at 202-551-6957.

								Sincerely,


								Laura E. Hatch
								Staff Accountant

Aaron D. Wasserman, Esq.
September 9, 2005
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